Exhibit 77(i)

Terms of New or Amended Securities

1.   At the March 11, 2010 Board Meeting, the Board of Trustees of ING Variable Funds approved the renewal of the 12b-1 Fee Waiver Letter Agreement under which ING Funds Distributor, LLC waives an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class shares. The 12b-1 Fee Waiver Letter Agreement was renewed for an additional one-year period through May 1, 2011.